

January 4, 2021

Andrew McBride
Chief Financial Officer
Gores Metropoulos II, Inc.
6260 Lookout Rd.
Boulder, CO 80301

> **Re: Gores Metropoulos II, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-251663**

Dear Mr. McBride:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed December 23, 2020

Index to Financial Statements, page F-1

1. We note you have a fiscal year end of December 31 and you have previously provided audited financial statements as of August 13, 2020 and for the period from July 21, 2020 (inception) through August 13, 2020. Please tell us how you determined it would be appropriate to update audited financial statements as of and through December 15, 2020.

Andrew McBride
Gores Metropoulos II, Inc.
January 4, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction